Exhibit 99(a)(2)

FA Email

Subject: CNL Healthcare Properties Responds to Third-Party Tender Offer

Date: March 15, 2022

FOR BROKER-DEALER AND RIA USE ONLY. Not for general use with the public.

Dear Financial Professional:

On March 3, 2022, Comrit Investments I, LP filed another unsolicited tender offer with the Securities and Exchange Commission (SEC) to purchase 8,900,000 shares of CNL Healthcare Properties’ common stock from shareholders. CNL Healthcare Properties is not affiliated with Comrit and its offer.

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Comrit’s current offer is $4.66 per share, which is 36.9% lower than the current $7.38 per share estimated net asset value (NAV) as of Dec. 31, 2020.[1] The tender offer is for approximately 5.1% of the outstanding shares as of Nov. 11, 2021.

•	After careful evaluation, the company’s board of directors unanimously recommends that shareholders reject Comrit’s tender offer. To reject the offer, no action is required by shareholders.

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This is Comrit’s fourth tender offer within the past two years. The board of directors believes that the unsolicited tender offer represents another opportunistic attempt to purchase shares at a low price and make a profit primarily due to any residual economic impacts related to COVID-19.

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Our board believes that the tender offer price is substantially lower than the current fair value of the shares and that shareholders who tender their shares will lose the opportunity to participate in any potential upside or growth of the company with respect to such shares, and lose the right to receive any future distributions that may be declared and paid.[2]

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CNL Healthcare Properties anticipates undertaking a new valuation process to take into account, among other things, its strategic alternatives process to date and the ongoing residual impact of the COVID-19 pandemic on the value of its assets. The estimated NAV as of Dec. 31, 2021, is anticipated to be announced during the first quarter of 2022.

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The board of directors’ recommendation was included in the company’s response filing with the SEC on March 15, 2022. A copy of the filing can be found on the SEC’s website at sec.gov and on cnlhealthcareproperties.com, along with the letter to shareholders that will be mailed on or about March 19, 2022.

Why Reject the Tender Offer?

•	The board of directors unanimously concluded that the offer is not advisable and is not in the best interests of CNL Healthcare Properties or its shareholders.

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Comrit determined its offer price based on its analysis and concedes that it did not obtain current independent valuations or appraisals for CNL Healthcare Properties’ assets and did not retain an independent advisor to evaluate or render an opinion on the fairness of the $4.66 offer price. CNL Healthcare Properties, on the other hand, typically conducts a comprehensive estimate net asset valuation with the expert assistance of a leading independent advisory and appraisal firm.

•	None of CNL Healthcare Properties’ directors, executive officers, affiliates or subsidiaries intend to sell their shares to Comrit.

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The Comrit offer specifies that any distributions on tendered shares made after April 30, 2022, will be assigned to them. Therefore, if shareholders accept Comrit’s offer they will not receive any potential future distributions. Our board of directors has yet to declare a distribution for the first quarter of 2022.

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Comrit, in its own words, states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares.” Further, they are “motivated to establish the lowest price which might be acceptable to shareholders consistent with their objective.”

The company’s board of directors recognizes that shareholders may accept the Comrit tender offer based on their individual liquidity needs, financial situation, and other factors. These include the suspension of the company’s stock redemption plan, the lack of a current trading market for shares, and to a lesser extent, any lingering uncertainty related to the broader economy stemming from the pandemic and recent geopolitical events.

Please review the Schedule 14D-9 filed March 15, 2022. For additional information, please contact your sales representative directly or call CNL Client Services at 866-650-0650, option 2.

FOR BROKER-DEALER AND RIA USE ONLY. Not for general use with the public.

See SEC filing for complete details. This information is derived from the issuer’s public filings and does not replace or supersede any information provided therein.

Forward-looking statements are based on current expectations and may be identified by words such as believes, anticipates, expects, may, could and terms of similar substance, and speak only as of the date made. Actual results could differ materially due to risks and uncertainties that are beyond the company’s ability to control or accurately predict, including the amount and timing of anticipated future distributions, estimated per share net asset value of the company’s stock and/or other matters. The company’s forward-looking statements are not guarantees of future performance. Shareholders and financial advisors should not place undue reliance on forward-looking statements.

1 The estimated NAV per share is only an estimate based on a snapshot in time and several assumptions and estimates which can be considered inherently imprecise. The NAV is based on numerous assumptions with respect to industry, business, economic and regulatory conditions, all of which are subject to changes. Throughout the valuation process, the valuation committee, our advisor and senior members of management reviewed, confirmed and approved the processes and methodologies and their consistency with real estate industry standards and best practices.

2 Distributions are not guaranteed in frequency or amount. Distributions have been and may in the future be paid by borrowings, shareholder proceeds and income. For the nine months ended Sept. 30, 2021, approximately 100% of regular cash distributions were covered by operating cash flow as defined by GAAP. The company’s distribution is subsidized by expense waivers that will be reimbursed to the advisor in the form of restricted stock. For the years ended Dec. 31, 2019, Dec. 31, 2018, Dec. 31, 2017, approximately 100%, 83%, 91%, respectively, of total distributions were covered by operating cash flow and approximately 0%, 17%, 9%, respectively, were funded by offering proceeds.

CHP-0322-2068045-BD